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Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

September 8, 2020

Re:	Pactiv Evergreen Inc.

Amendment No. 1 to the Registration Statement on Form

S-1 Filed September 8, 2020

CIK No. 0001527508

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Haywood,

On behalf of our client, Pactiv Evergreen Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 4, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 of the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revisions addressing a particular comment appear.

Unaudited Pro Forma Consolidated Financial Data

Unaudited Pro Forma Consolidated Balance Sheet, page 79

1.    Refer to adjustment (g). We note that, as part of the Corporate Reorganization, you will forgive the $330 million outstanding balance of the non-current related party receivable. We also note that you have eliminated the non-current related party receivable from the pro forma balance sheet with a corresponding reduction in retained earnings. Since it appears the forgiveness essentially represents a dividend to your parent, we believe this adjustment should be reflected in the pro forma balance sheet sub-total currently labeled “Pro Forma Group after GPC Separation” in order to allow potential IPO investors to more clearly see and identify the impact of the change in your historical capitalization that will occur as of or prior to your IPO.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 81 to 93 of Amendment No. 1 to include separate columns to give effect to the pro forma impact on RGHL Group of the GPC Separation, the Corporate Reorganization and the Offering, respectively, in order to more clearly illustrate the pro forma impact of the changes in the Company’s historical capitalization that will occur as of or prior to the offering.

* * *

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

  Very truly yours,

/s/  Byron B. Rooney

cc:     Via E-mail

John McGrath, Chief Executive Officer

Michael Ragen, Chief Financial Officer

Craig F. Arcella, Esq.

Joseph D. Zavaglia, Esq.